UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2016

000-13248

(Commission File Number)

VBI VACCINES INC.

(Exact name of Registrant as specified in its charter)

222 Third Street, Suite 2241

Cambridge, Massachusetts 02142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On August 15, 2016, VBI Vaccines Inc., a corporation organized under the laws of British Columbia (the “Company”), filed on SEDAR at www.sedar.com its (i) unaudited Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2016 (the “Q2 Financial Statements”), (ii) Management’s Discussion and Analysis for the three- and six-month periods ended June 30, 2016 (the “Q2 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated August 15, 2016 (the “CEO Certification”) and (iv) Chief Financial Officer Certification of Interim Filings, dated August 15, 2016 (the “CFO Certification”). Copies of the Q2 Financial Statements, Q2 MD&A, CEO Certification and CFO Certification are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-212651) and Form S-8 (Registration Number 333-212160) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2016

99.2	Management’s Discussion and Analysis for the three- and six-month periods ended June 30, 2016

99.3	Chief Executive Officer Certification of Interim Filings, dated August 15, 2016

99.4	Chief Financial Officer Certification of Interim Filings, dated August 15, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VBI Vaccines Inc.

Date: August 15, 2016	By:	/s/ Jeff Baxter
Jeff Baxter
President and Chief Executive Officer